(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-25349

For Period Ended: November 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

HOOKER FURNITURE CORPORATION

Full Name of Registrant:

N/A

Former Name if Applicable:

440 EAST COMMONWEALTH BOULEVARD

Address of Principal Executive Office (Street and Number):

MARTINSVILLE, VA 24112

City, State and Zip Code:

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 17, 2007, Hooker Furniture Corporation (the “Company”) issued a press release announcing that it plans to close its Martinsville, Va. wood furniture manufacturing plant by the end of March 2007. The Company filed a Current Report on Form 8-K on January 18, 2007 regarding the closing and the related asset impairment charges of $7.0 to $7.8 million pretax ($4.3 to $4.8 million after tax, or $0.36 to $0.40 per share). A copy of the press release was included as an exhibit to the Form 8-K.

On January 29, 2007, the Company issued a press release announcing that it had terminated its Employee Stock Ownership Plan (“ESOP”) effective January 26, 2007. The Company filed a Current Report on Form 8-K on January 30, 2007, regarding the termination of the ESOP and the related $18.4 million, non-cash, non-tax deductible charge to earnings the Company will recognize in January 2007. A copy of the press release was included as an exhibit to the Form 8-K.

Also on February 13, 2007, the Company issued a press release announcing that it had signed a letter of intent to purchase Sam Moore Furniture, a Bedford, Va.-based manufacturer of upscale occasional chairs with an emphasis on fabric-to-frame customization, from La-Z-Boy Incorporated.

As a result of these three developments the Company has not completed the financial statements and related disclosures to be included in the Company’s Annual Report on Form 10-K for the year ended November 30, 2006. The Company expects that the results of operations and financial condition that it will report in its Form 10-K will be the same in all material respects as reported in the Company’s press release issued February 8, 2007 and included in its Current Report on Form 8-K filed February 8, 2007, but additional time is required to permit the Company’s management, audit committee and independent registered public accounting firm to perform their customary review of the Form 10-K. As a result, the Company could not file its Form 10-K by the prescribed February 13, 2007 due date without unreasonable effort or expense. The Form 10-K will be filed no later than the fifteenth calendar day following the originally prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Gary Armbrister, Chief Accounting Officer (Name)	(276) (Area Code)	632-0459 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 8, 2007, the Company issued a press release announcing that net sales of $350.0 million for the year ended November 30, 2006 increased by $8.3 million, or 2.4%, from 2005 net sales of $341.8 million. For the fourth quarter of 2006, net sales of $91.0 million increased 0.9% from net sales of $90.2 million in the same quarter a year ago.

Net income for 2006 was $14.1 million, or $1.18 per share, compared to 2005 net income of approximately $12.5 million, or $1.06 per share. Fourth quarter net income of $3.5 million, or $0.29 per share, decreased 13.3% from $4.0 million, or $0.34 per share, in the same quarter last year, primarily because of asset impairment charges related to the announced closing of the Company’s Martinsville, Va. wood furniture plant.

During the fourth quarter, pre-tax asset impairment and restructuring charges of $3.7 million reduced operating income to $5.6 million and after-tax asset impairment and restructuring charges of $2.3 million after tax, or $0.19 per share, reduced net income to $3.5 million.

A copy of the press release was included as an exhibit to Company’s Current Report on Form 8-K filed February 8, 2007.

Hooker Furniture Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2007	By	/s/ R. Gary Armbrister
Chief Accounting Officer

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